Cellegy Pharmaceuticals, Inc.
128 Grandview Rd.
Boyertown, PA 19512

February 12, 2009

United States Securities and Exchange Commission
100 F Street, NE, Mail Stop 6010
Washington, D.C. 20549

Attn:	Nandini Acharya, Esq. Jeffrey Riedler, Esq. Division of Corporation Finance

RE:	Cellegy Pharmaceuticals, Inc. Registration Statement on Form S-4 (File No. 333-155322) Request for Acceleration

Ladies and Gentlemen:

Cellegy Pharmaceuticals, Inc. (the “Company”) has today filed Amendment No. 3 to the above-referenced registration statement.  Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of the Company, respectfully requests acceleration of the effectiveness of the above-referenced registration statement and that the registration statement be declared request acceleration on 5:00 p.m. Eastern time on Friday, February 13, 2009, or as soon as practicable thereafter.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of the effectiveness of the registration statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance and cooperation with this matter.

Very truly yours, CELLEGY PHARMACEUETICALS, INC. /s/ Robert J. Caso Robert J. Caso Vice President and Chief Financial Officer